Exhibit 99.4

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES FOR WHICH THESE SECURITIES ARE EXERCISABLE WILL BE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN THIS CERTIFICATE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

WARRANT

to purchase

370,370

Class A Ordinary Shares

Cango INC.

Original Issue Date: April 1, 2026

1.	Certain Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated below. Capitalized terms not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with par value of US$0.0001 per share.

“Company” means Cango Inc., an exempted company incorporated in the Cayman Islands whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the New York Stock Exchange under the symbol “CANG”.

“Equity Interests” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a company, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a company), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person, and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Exercise Price” means US$2.70 per Class A Ordinary Share, subject to adjustment pursuant to the terms hereof.

“Majority Holders” means at any time, the Warrantholder(s) representing in excess of 50% of the Warrant Shares then issuable upon exercise in full of this Warrant.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Purchase Agreement” means the Securities Purchase Agreement, dated April 1, 2026, by and between the Company and the Warrantholder, as may be amended in accordance with its terms.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Warrant” means this Warrant.

2.	Number of Warrant Shares; Exercise Price. This certifies that, for value received, DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709), or its permitted assigns (the “Warrantholder”) is entitled, upon the terms hereinafter set forth, to acquire from the Company, in whole or in part, up to an aggregate of 370,370 fully paid and non-assessable Class A Ordinary Shares (the “Warrant Shares”), at a purchase price per Class A Ordinary Share equal to the Exercise Price. The Warrant Shares and Exercise Price are subject to adjustment as provided herein, and all references to “Class A Ordinary Shares,” “Warrant Shares” and “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.

3.	Exercise of Warrant; Payment of Exercise Price.

(i).	The right to purchase the Warrant Shares represented by this Warrant is exercisable, in whole or in part by the Warrantholder, at any time or from time to time from and after the original issuance date of this Warrant (the “Exercise Start Date”), and ending on the date falling two (2) years after the Exercise Start Date (such time, the “Expiration Time”).

(ii).	The Warrantholder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Annex A hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the aggregate Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised in accordance with Section 3(iii), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Warrantholder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a new warrant of like tenor in substantially identical form evidencing the right to purchase the remaining number of Warrant Shares.

(iii).	The Warrantholder shall pay the aggregate Exercise Price for the number of Warrant Shares (rounded up to the nearest cent) in immediately available funds to a bank account designated by the Company.

(iv).	If the Warrantholder does not exercise this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company a new warrant of like tenor in substantially identical form for the purchase of that number of Warrant Shares equal to the difference between the number of Warrant Shares subject to this Warrant and the number of Warrant Shares as to which this Warrant is so exercised.

4.	Issuance of Warrant Shares.

(i).	As soon as practicable (and in any event within three Business Days) after the exercise of any Warrant and the clearance of the funds in payment of the Exercise Price (if applicable), the Company shall issue to the Warrantholder a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company. The Company agrees that, to the extent permitted by Applicable Laws, the Warrant Shares so issued will be deemed for all purposes to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Warrant Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of providing for the exercise of this Warrant, the aggregate Equity Interests issuable upon exercise of this Warrant in full (disregarding whether or not this Warrant is exercisable by its terms at any such time).

(ii).	The Warrant Shares, when issued and delivered to the Warrantholder against full payment therefor in accordance with the terms of this Warrant and registered in the Company's register of members, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the memorandum and articles of association or other constitutional documents of the Company or Applicable Laws and (ii) Encumbrances created by the Warrantholder or its Affiliates) and will rank pari passu in all respects among themselves and with all other Class A ordinary shares of the Company in issue and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Company’s memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

(iii).	Unless the securities purchased under this Warrant have been registered under the Securities Act, each certificate for such securities shall bear the following legend:

“THESE SECURITIES WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”

5.	No Fractional Shares or Scrip. No fractional Warrant Shares or other Equity Interests or scrip representing fractional Warrant Shares or other Equity Interests shall be issued upon any exercise of this Warrant. In lieu of any fractional share to which a Warrantholder would otherwise be entitled, the Company shall round down to the next whole Warrant Share or other Equity Interests.

6.	No Rights as Shareholders. Without limiting in any respect the provisions of the Purchase Agreement, and except as otherwise provided by the terms of this Warrant, this Warrant does not entitle the Warrantholder to (i) receive dividends or other distributions, (ii) consent to any action of the shareholders of the Company, (iii) receive notice of or vote at any meeting of the shareholders, (iv) receive notice of any other proceedings of the Company or (v) exercise any other rights whatsoever, in any such case as a shareholder of the Company prior to the date of exercise hereof.

7.	Charges; Taxes. Issuance of book-entry position or certificate for Class A Ordinary Shares or other Equity Interests to the Warrantholder upon the exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such book-entry position or certificate, all of which taxes and expenses shall be paid by the Company.

8.	Transfer/Assignment.

(i).	This Warrant may not be assigned, transferred, sold or otherwise disposed of (“Transfer”), or offered to be Transferred, by the Warrantholder unless agreed upon in writing by the Company, except that the Warrantholder may Transfer this Warrant, in whole or in part, to an Affiliate of the Warrantholder at any time (such transferee, a “Permitted Transferee”, and such transfer, a “Permitted Transfer”), subject to compliance with the applicable securities laws and the legend as set forth on the cover page of this Warrant; provided that (i) the Warrantholder shall deliver to the Company written notice of such Transfer not less than five (5) Business Days prior to the proposed date of such Transfer, together with the full legal name, jurisdiction of formation and registered address of the proposed Permitted Transferee, (ii) prior to and as a condition to the effectiveness of any such Transfer, the Warrantholder shall surrender this Warrant and deliver to the Company the ownership transfer form substantially in the form of Annex B hereto duly endorsed by the Warrantholder and the proposed Permitted Transferee, and the proposed Permitted Transferee shall execute and deliver to the Company a counterpart to the new warrant of the same date and tenor as this Warrant but registered in the name of one or more transferees evidencing such Transfer, which shall be deemed as the irrevocable agreement by such Permitted Transferee to be bound by all of the terms, conditions and obligations of the Warrantholder under this Warrant as if it were the original Warrantholder hereof in respect of the Transferred Warrant. Any purported Transfer that (A) is not a Permitted Transfer, or (B) is not conducted pursuant to the terms and conditions in this Warrant (including those in the immediate preceding sentence) will be null and void ab initio and unenforceable and the Company will not have any obligations to any such transferee. If the transferring holder does not Transfer the entirety of its rights to purchase all Warrant Shares hereunder, such holder will be entitled to receive from the Company a new warrant in substantially identical form for the purchase of that number of Warrant Shares as to which the right to purchase was not Transferred.

(ii).	Where the Warrantholder is a special purpose vehicle, holding company or other entity (each, an “SPV Warrantholder”) whose primary purpose is to hold this Warrant, any direct or indirect transfer, issuance, assignment, sale or other disposition of equity interests in such SPV Warrantholder (or in any Person that directly or indirectly controls such SPV Warrantholder) that results in a person or group of persons (other than the existing direct or indirect controlling person or persons of such SPV Warrantholder as of the Original Issue Date) acquiring, directly or indirectly, the power to control such SPV Warrantholder (a “Warrantholder Change of Control”) shall be deemed to constitute a Transfer of this Warrant for all purposes of this Warrant and shall be subject to the following: (i) the SPV Warrantholder shall deliver to the Company written notice of any proposed Warrantholder Change of Control not less than five (5) Business Days prior to the proposed effective date thereof, together with reasonable details of the proposed transaction and the identity and beneficial ownership of the incoming controlling person or persons; and (ii) any Warrantholder Change of Control is permitted only if the incoming controlling person or persons would, if it held this Warrant directly, qualify as a Permitted Transferee, and the SPV Warrantholder shall, prior to and as a condition to the effectiveness of any such Warrantholder Change of Control, procure that each incoming controlling person executes and delivers to the Company a written undertaking, in form and substance reasonably satisfactory to the Company, acknowledging that it is bound by the terms of this Warrant (including, without limitation, the Transfer restrictions set forth in this Section 8) with respect to its interest in the SPV Warrantholder.

(iii).	Notwithstanding anything to the contrary contained herein, all reasonable, documented and out-of-pocket expenses and other fees (collectively, “Permitted Transfer Expenses”) reasonably incurred and payable by the Company in connection with the preparation, execution and delivery of any new Warrant in respect of any Permitted Transfer shall be paid by the Warrantholder and its Permitted Transferee reasonably promptly following receipt of a customary invoice delivered by the Company to the Warrantholder in connection therewith. Except with respect to Permitted Transfer Expenses in connection with any Permitted Transfer, in no event shall either party hereto be required to bear or pay any expenses, fees or taxes incurred by the other party (including, in the case of the Warrantholder, its transferee) arising out of any Transfer of this Warrant.

9.	Exchange and Registry of Warrant. This Warrant is exchangeable, subject to applicable securities laws, upon the surrender hereof by the Warrantholder to the Company, for a new warrant or warrants of like tenor and representing the right to purchase the same aggregate number of Warrant Shares. The Company shall maintain a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the address of the Company as set forth in Section 17, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

10.	Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of a bond, indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new warrant of like tenor and representing the right to purchase the same aggregate number of Warrant Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

11.	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

12.	Adjustments and Other Rights. The Exercise Price and Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one subsection of this Section 12 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 12 so as to result in duplication.

(i).	Stock Splits, Subdivisions, or Combinations. If the Company shall at any time or from time to time (a) declare, order, pay or make a share dividend or make a distribution on its Class A Ordinary Shares in Class A Ordinary Shares, (b) split, subdivide or reclassify the outstanding Class A Ordinary Shares into a greater number of shares or (c) combine or reclassify the outstanding Class A Ordinary Shares into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder(s) immediately after such record date or effective date, as the case may be, shall be entitled to purchase the number of Class A Ordinary Shares which such holder(s) would have owned or been entitled to receive in respect of the Class A Ordinary Shares subject to this Warrant after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as the case may be (disregarding whether or not this Warrant had been exercisable by its terms at such time). In the event of such adjustment, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be immediately adjusted to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of this Warrant in full before the adjustment determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant was exercisable by its terms at such time) and (2) the Exercise Price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, split, subdivision, combination or reclassification giving rise to such adjustment by (y) the new number of Warrant Shares issuable upon exercise of the Warrant in full determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant is exercisable by its terms at such time).

(ii).	Reclassification. In case of any reclassification of Class A Ordinary Shares (other than a reclassification of Class A Ordinary Shares subject to adjustment pursuant to Section 12(i)), notwithstanding anything to the contrary contained herein, (a) the Company shall notify the Warrantholder(s) in writing of such reclassification as promptly as practicable (but in no event later than ten (10) Business Days prior to the effectiveness thereof), and (b) the Warrantholder(s)’ right to receive Warrant Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such reclassification, into the right to exercise this Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Class A Ordinary Shares issuable (at the effective time of such reclassification) upon exercise of this Warrant in full immediately prior to such reclassification (disregarding whether or not this Warrant was exercisable by its terms at such time) would have been entitled to receive upon consummation of such reclassification; and in any such case, if applicable, the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder(s) shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Warrantholder(s)’s right to exercise this Warrant in exchange for any shares of stock or other securities or property pursuant to this paragraph. In determining the kind and amount of stock, securities or the property receivable upon exercise of this Warrant upon and following adjustment pursuant to this paragraph, if the holders of Class A Ordinary Shares have the right to elect the kind or amount of consideration receivable upon consummation of such reclassification, then the Warrantholder(s) shall have the right to make the same election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder(s) will receive upon exercise of this Warrant.

(iii).	Rounding of Calculations; Minimum Adjustments. All calculations under this Section 12 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest whole number of a share, as the case may be. Any provision of this Section 12 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Warrant Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than US$0.01 or one Class A Ordinary Share, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate US$0.01 or one Class A Ordinary Share, or more.

(iv).	Timing of Issuance of Additional Securities Upon Certain Adjustments. In any case in which (1) the provisions of this Section 12 shall require that an adjustment (the “Subject Adjustment”) shall become effective immediately after a record date (the “Subject Record Date”) for an event and (2) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event (i) issuing to such Warrantholder the incrementally additional Class A Ordinary Shares or other property issuable upon such exercise by reason of the Subject Adjustment and (ii) paying to such Warrantholder any amount of cash in lieu of a fractional share of a Class A Ordinary Share; provided, however, that the Company upon request shall promptly deliver to such Warrantholder a due bill or other appropriate instrument evidencing such Warrantholder’s right to receive such additional shares (or other property, as applicable), and such cash, upon the consummation of such event.

(v).	Statement Regarding Adjustments. Whenever the Exercise Price or the Warrant Shares into which this Warrant is exercisable shall be adjusted as provided in this Section 12, the Company shall forthwith prepare a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Warrant Shares into which this Warrant shall be exercisable after such adjustment, and cause a copy of such statement to be delivered to each Warrantholder as promptly as practicable.

(vi).	Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 12 (but only if the action of the type described in this Section 12 would result in an adjustment in the Exercise Price or the Warrant Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to each Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed. In case of all other action, such notice shall be given at least ten (10) days prior to the taking of such proposed action unless the Company reasonably determines in good faith that, given the nature of such action, the provision of such notice at least ten (10) days in advance is not reasonably practicable from a timing perspective, in which case such notice shall be given as far in advance prior to the taking of such proposed action as is reasonably practicable from a timing perspective.

(vii).	Par Value. Notwithstanding anything herein to the contrary, if an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below the par value of one Class A Ordinary Share, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of one Class A Ordinary Share.

(viii).	No Impairment. The Company will not, by amendment of its memorandum and articles of association or any other organizational document, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant.

(ix).	Dissolution, Liquidation or Winding-Up. In the event that (a) the shareholders of the Company pass a resolution for the voluntary winding-up of the Company, or (b) a court of competent jurisdiction makes an order for the winding-up of the Company, the Company (or, in the case of a compulsory winding-up, the liquidator of the Company to the extent permitted under applicable law) shall use reasonable endeavours to deliver written notice to the Warrantholder as soon as practicable and, in the case of a voluntary winding-up, at least twenty (20) calendar days prior to the date on which such winding-up is to become effective (the “Winding-Up Date”). The Warrantholder shall have the right, exercisable at any time prior to the Winding-Up Date (or, in the case of a compulsory winding-up, within twenty (20) calendar days of receipt of notice thereof), to exercise this Warrant in whole or in part in accordance with Section 3. Upon the expiry of such exercise period, any unexercised portion of this Warrant shall automatically expire and cease to be exercisable; provided that no such expiry shall occur unless the Company (or liquidator, as applicable) shall have first delivered the written notice contemplated by this Section to the Warrantholder.

13.	Representations and Warranties of the Warrantholder. As of the date hereof and as of each exercise of this Warrant, the Warrantholder represents and warrants to the Company as follows:

(i).	The Warrantholder is not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(ii).	The Warrantholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Warrant and the Warrant Shares. The Warrantholder is capable of bearing the economic risks of such investment, including a complete loss of its investment. In making its decision to acquire the Warrant and the Warrant Shares, the Warrantholder has (i) conducted its own investigation of the Company and the Warrant and the Warrant Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to acquire the Warrant and the Warrant Shares, (iii) been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to acquire the Warrant and the Warrant Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Warrant and the Warrant Shares.

(iii).	The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) have not been, and may not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Warrantholder’s representations as expressed herein. The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) are “Restricted Securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, the Warrantholder may not sell or transfer the Warrant and the Warrant Shares (if applicable) unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Warrantholder understands and acknowledges that no public market now exists for the Warrant and that the Company has made no assurances that a public market will ever exist for the Warrant.

14.	Governing Law and Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies. All suits, proceedings, claim, demand, action or cause of action arising out of or relating to this Warrant will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.	Binding Effect. Except as otherwise provided herein, this Warrant shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.	Amendments and Waiver. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Majority Holders. Any amendment or waiver effected in accordance with this Section 16 shall be binding upon the Company, the Warrantholder(s) and their respective successors and permitted assignees.

17.	Notices. All notices, requirements, requests, Claims, and other communications in relation to this Warrant shall be in writing and be deemed to have been delivered or served: (i) upon receipt by the recipient, when delivered personally; (ii) upon receipt by the recipient, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company, to:

Address:

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

with a copy to (which will constitute notice pursuant to Section 17):

Rm. 2605 Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

c/o 35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP

6208 China World Tower B

1 Jian Guo Men Wai Avenue

Beijing 100004

China

Attention: Yang Wang

E-mail: yang.wang@stblaw.com

If to a Warrantholder, to: DL Holdings Group Limited Unit 2902, Vertical Square, 28 Heung Yip Road, Wong Chuk Hang, Hong Kong Attention: William Li Email: [Redacted]

or to such other address or email address or to the attention of such other person as the recipient party has specified by written notice given to the other party hereto five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time and date or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clauses (A), (B) or (C) above, respectively.

18.	Entire Agreement. This Warrant, the forms attached hereto and the Purchase Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

19.	Specific Performance. The parties hereto agree that failure of any party to perform its agreements and covenants hereunder, including a party’s failure to take all actions as are necessary on such party’s part in accordance with the terms and conditions of this Warrant to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties, for which monetary damages, even if available, will not be an adequate remedy. It is agreed that the parties shall be entitled to equitable relief including injunctive relief and specific performance of the terms hereof, without the requirement of posting a bond or other security, and each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of a party’s obligations and to the granting by any court of the remedy of specific performance of such party’s obligations hereunder, this being in addition to any other remedies to which the parties are entitled at law or equity.

20.	Other Provisions. Sections 6(c)(Confidentiality), 6(d)(Further Assurance), 8(d)(Successors and Assign), 8(e)(Severability), 8(f)(Counterparts), 8(g)(No Third-Party Beneficiaries), 8(k)(Non-Recourse) and 8(l)(Delay not a Waiver) of the Purchase Agreement shall apply mutatis mutandis to this Warrant.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated:	April 1, 2026

Cango Inc.
By:	/s/ Paul Yu
Name: Paul Yu
Title: Director and Chief Executive Officer

Acknowledged and Agreed
[DL Holdings Group Limited]
By:	/s/ Lang, Joseph Shie Jay
Name: Lang, Joseph Shie Jay
Title: Director

[Signature Page to Warrant]

Annex A

[Form of Exercise Notice]

Date: _________________

TO: Cango Inc.

RE: Election to Purchase Class A Ordinary Shares

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the attached Warrant.

1.	The undersigned is the Warrantholder of the attached Warrant. Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

2.	The undersigned hereby exercises its right to purchase ____________________ Warrant Shares pursuant to the Warrant.

3.	The Warrantholder intends that payment of the Exercise Price shall be made as (check one):

☐ Cash Exercise

4.	Pursuant to this Exercise Notice, upon the Warrantholder’s due payment of the Exercise Price, the Company shall deliver to the Warrantholder Warrant Shares determined in accordance with the terms of the Warrant. The relevant Warrant Shares that are to be subscribed for and purchased, if any, pursuant to this Notice of Exercise should be issued in the name of [the Warrantholder].

5.	A new warrant evidencing the remaining Warrant Shares covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name of [the Warrantholder].

Dated:
Name of Warrantholder:
By:
Name:
Title:

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant)

Annex B

[Form of Transfer]

(To be executed by the registered Warrantholder to effect a transfer of the Warrant):

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ (the “Transferee”) the right represented by the within Warrant to purchase ____ Class A ordinary shares, with par value of US$0.0001 per share, of Cango Inc. (the “Company”) to which the within Warrant relates and appoints the Company to transfer said right on the books of the Company with full power of substitution in the premises. In connection therewith, the undersigned represents, warrants, covenants and agrees to and with the Company that:

1.	The Transferee is a Permitted Transferee (as defined in the Warrant);

2.	the offer and sale of the Warrant contemplated hereby is being made in compliance with Section 4(a)(1) of the United States Securities Act of 1933, as amended (the “Securities Act”) or another valid exemption from the registration requirements of Section 5 of the Securities Act and in compliance with all applicable securities laws of the states of the United States; and

3.	the undersigned has not offered to sell the Warrant by any form of general solicitation or general advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Dated:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of: